Exhibit 99.1

Trina Solar Announces Resignation of Chief Financial Officer and Appointment of Interim Replacement

CHANGZHOU, China, June 16, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic modules, solutions, and services, today announced that it has accepted the resignation of its chief financial officer, Ms. Teresa Tan, effective July 15, 2016. Ms. Tan has resigned to pursue other personal interests. Ms. Xu Ying (Merry Xu), currently a vice president and strategy assistant to the CEO at the Company, will act as interim chief financial officer until a permanent replacement is hired.

Ms. Xu joined Trina Solar in 2006 and has served in a number of important roles, including finance director, finance vice president, CEO office head and vice president and strategy assistant to the CEO. She has been a part of the Company’s core management team for years and has participated in the Company’s recent key development initiatives.

Commenting on this announcement, Mr. Jifan Gao, Chairman and CEO for Trina Solar said, “Over the past two-and-a-half years, Ms. Tan has worked closely with our key management team and the board and effectively led the finance team in supporting the Company’s strong growth. I would like to thank Ms. Tan for her contributions to the Company and wish her continued success in her future endeavors. Ms. Xu has been with Trina Solar for more than 10 years, and she has a deep knowledge of the Company and the industry, as well as sound financial expertise. We are confident she will be an effective interim CFO for the Company.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited Teresa Tan, CFO (Changzhou) Email: teresa.tan@trinasolar.com	Christensen IR Linda Bergkamp Phone: +1 480 614 3014 (US) Email: lbergkamp@ChristensenIR.com

Yvonne Young Investor Relations Director Email: ir@trinasolar.com